SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of November 2004

                                   ELTEK LTD.
                              (Name of Registrant)


                  Sgoola Industrial Zone, Petach Tikva, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        ELTEK LTD.
                                        (Registrant)



                                        By: /s/ Arieh Reichart
                                        ------------------
                                        Arieh Reichart
                                        President and Chief Executive Officer



Date:   November 26, 2004

ELTEK LTD.

Amnon Shemer, CFO
+972-3-9395023
amnons@eltek.co.il



ELTEK LTD. REPORTS THIRD QUARTER AND NINE MONTHS 2004 RESULTS

20 PERCENT INCREASE IN REVENUES OVER PREVIOUS QUARTER

--------------------------------------------------------------------------------

PETACH-TIKVA, Israel, November 25, 2004 - Eltek Ltd. (NASDAQ: ELTK), the leading Israeli manufacturer of advanced circuitry solutions, today announced its results for the third quarter and the nine months ended September 30, 2004.

HIGHLIGHTS FOR THE QUARTER:

*    Increased revenues, both sequentially and year - over - year

*    Gross margin improvement

*    Decrease in net loss

* Increase in flex-rigid printed circuits board production pursuant to long-term projects

*    Increase in contribution of revenues generated outside of Israel

Eltek reported revenues for the three months ended September 30, 2004 of NIS
32.6 million ($7.3 million) compared with NIS 27.1 million ($6 million) during the third quarter of 2003.

Net loss for the third quarter totaled NIS 933,000 ($208,000), or NIS 0.22 per NIS 1 par value of shares ($0.05) compared with a net loss of NIS 3.1 million ($700,000), or NIS 0.75 per NIS 1 par value of shares ($0.17) for the same quarter in 2003.

Revenues for the nine months ended September 30, 2004, were NIS 90 million ($20.1 million) compared with revenues of NIS 80.7 million ($18 million) for the comparable period in 2003.

Net loss for the nine months ended September 30, 2004 was NIS 7.8 million ($1.7 million), or NIS 1.85 per NIS 1 par value of shares ($ 0.41), compared with a net loss of NIS 9.3 million ($2.1 million) or NIS 2.79 per NIS 1 par value of shares ($ 0.62) for the same period in 2003.

"We are committed to our strategy of shifting the Company's product mix towards higher margin flex-rigid boards along with increasing our international operations," commented Arieh Reichart, President and Chief Executive Officer of Eltek. "Our focused execution of this strategy has already started to bear fruits as reflected in our third quarter results."

"I am encouraged with the increased proportion of flex - rigid boards' revenues, as evident in our gross margin expansion, as well as with the growing contribution of our international operations. Based on the response we are receiving from our customers, we see that our remarkable technological capabilities have positioned Eltek as a leading player in the flex-rigid board niche. We look forward to capitalizing on these advantageous trends in the coming quarters," he added.

Amnon Shemer, CFO of Eltek commented: "We are particularly encouraged with the fact that after a period of heavy losses, the Company is close to reaching its break-even point."

"Our improved quarterly financial performance benefited from the increased proportion of purchase orders pursuant to long term projects. These orders tend to be supplied on a weekly basis over some period of time, contributing to our production efficiency as well as to our overall corporate productivity," added Mr. Shemer




     About the Company

     Eltek is Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. The Company has invested heavily in upgrading its production facilities over the past five years.

     For more information, visit Eltek's World Wide Web site at www.eltekglobal.com

     Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

                                   ELTEK LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (In thousands, except per share data)

                                                                      CONVENIENCE                               CONVENIENCE
                                                                      TRANSLATION                               TRANSLATION
                                                                        -------                                   -------
                                                     NINE MONTHS ENDED                       THREE MONTHS ENDED
                                                        SEPTEMBER 30,                            SEPTEMBER 30,
                                            -----------------------------------       -----------------------------------
                                             2003          2004          2004          2003          2004          2004
                                              NIS           NIS          U.S. $         NIS           NIS         U.S. $
                                          (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                            -------       -------       -------       -------       -------       -------
                                           **ADJUSTED    *REPORTED     *REPORTED    **ADJUSTED     *REPORTED     *REPORTED
                                            AMOUNTS       AMOUNTS       AMOUNTS       AMOUNTS       AMOUNTS       AMOUNTS
                                            -------       -------       -------       -------       -------       -------
Revenues                                     80,656        89,985        20,077        27,086        32,569         7,267
Costs of revenues                           (76,323)      (81,605)      (18,207)      (25,077)      (28,780)       (6,422)
                                            -------       -------       -------       -------       -------       -------

Gross profit                                  4,333         8,380         1,870         2,009         3,789           845

Research and development, net                    18             -             -             -             -             -
Selling, general and administrative
 expenses                                   (11,421)      (13,219)       (2,949)       (3,814)       (4,043)         (902)
Amortization of goodwill                       (407)         (441)          (98)         (153)         (147)          (33)
                                            -------       -------       -------       -------       -------       -------

Operating loss                               (7,477)       (5,280)       (1,177)       (1,958)         (401)          (90)

Financial expenses, net                      (1,874)       (2,490)         (556)       (1,429)         (674)         (150)
                                            -------       -------       -------       -------       -------       -------

Loss before other income (expenses),
 net                                         (9,351)       (7,770)       (1,733)       (3,387)       (1,075)         (240)

Other income (expenses), net                    163          (116)          (26)          134            68            15
                                            -------       -------       -------       -------       -------       -------

Loss before taxes on income                  (9,188)       (7,886)       (1,759)       (3,253)       (1,007)         (225)
Taxes on income                                (101)            -             -            83             -             -
                                            -------       -------       -------       -------       -------       -------

Net loss after taxes on income               (9,289)       (7,886)       (1,759)       (3,170)       (1,007)         (225)

Minority share in subsidiary's  net
 results                                        (37)          112            25            31            74            17
                                            -------       -------       -------       -------       -------       -------

Net loss for the period                      (9,326)       (7,774)       (1,734)       (3,139)         (933)         (208)
                                            =======       =======       =======       =======       =======       =======

Basic and diluted loss per  NIS 1 par
value of the share capital***                 (2.79)        (1.85)        (0.41)        (0.75)        (0.22)        (0.05)
                                            =======       =======       =======       =======       =======       =======


Total par value of shares used to
compute basic and diluted net loss per
NIS 1 par value of share                      3,332         4,131         4,131         4,132         4,131         4,131
                                            =======       =======       =======       =======       =======       =======


* With respect to to discontinuance of adjustment for effect of inflation as from CPI of December 2003.

**   Amounts adjusted to the effect of inflation in terms of NIS of December
     2003.

***  Ordinary shares of a par value of NIS 0.6 each.

                                   ELTEK LTD.
                      CONSOLIDATED CONDENSED BALANCE SHEETS


                                                                                                        CONVENIENCE
                                                                                                        TRANSLATION
                                                                                                          -------
                                                                                  SEPTEMBER 30,        SEPTEMBER 30,
                                                                              ---------------------       -------
                                                                               2003          2004          2004
                                                                             UNAUDITED     UNAUDITED     UNAUDITED
                                                                                NIS           NIS         U.S. $
                                                                              -------       -------       -------
                                                                             **ADJUSTED    *REPORTED     *REPORTED
                                                                              AMOUNTS       AMOUNTS       AMOUNTS
                                                                              -------       -------       -------
                                                                                        (IN THOUSANDS)

ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                       4,193         4,570         1,020
Receivables: Trade                                                             20,483        22,380         4,993
             Other                                                              1,825           927           207
Inventories                                                                    12,086        12,545         2,799
Prepaid expenses                                                                  613           943           210
                                                                              -------       -------       -------

TOTAL CURRENT ASSETS                                                           39,200        41,365         9,229
                                                                              -------       -------       -------

PROPERTY AND EQUIPMENT, NET                                                    45,296        34,215         7,634
                                                                              -------       -------       -------

GOODWILL                                                                        4,779         4,524         1,009
                                                                              -------       -------       -------

TOTAL ASSETS                                                                   89,275        80,104        17,872
                                                                              =======       =======       =======

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES
Short-term credit and current maturities of long-term debts                    19,718        20,838         4,649
Trade payables                                                                 20,763        23,432         5,228
Other liabilities and accrued expenses                                          7,305        10,238         2,284
                                                                              -------       -------       -------

TOTAL CURRENT LIABILITIES                                                      47,786        54,508        12,161
                                                                              -------       -------       -------

LONG- TERM LIABILITIES
Long term debt, excluding current maturities                                   14,043         8,637         1,927
Employee severance benefits                                                     1,014         1,057           236
                                                                              -------       -------       -------

TOTAL LIABILITIES                                                              62,843        64,202        14,324
                                                                              -------       -------       -------

MINORITY INTERESTS                                                              1,985         1,855           414
                                                                              -------       -------       -------

CONVERTIBLE DEBENTURE NOTE                                                      2,261         1,566           349
                                                                              -------       -------       -------

SHAREHOLDER'S EQUITY
Ordinary shares, NIS 0.6 par value. Authorized 50,000,000 shares, issued and outstanding 5,491,711 shares at September 30, 2004 and
 4,885,651 shares at September 30, 2003                                        29,334        29,698         6,626
Additional paid in capital                                                     51,985        52,500        11,714
Capital reserves related to loans from controlling shareholders                10,010        10,010         2,233
Cumulative foreign currency translation adjustments                             1,132         1,983           442
Capital reserve                                                                 6,685         6,685         1,492
Accumulated deficit                                                           (76,960)      (88,395)      (19,722)
                                                                              -------       -------       -------

TOTAL SHAREHOLDER'S EQUITY                                                     22,186        12,481         2,785
                                                                              -------       -------       -------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                     89,275        80,104        17,872
                                                                              =======       =======       =======

* With respect to discontinuance of adjustment for the effect of inflation as from CPI of December 2003.

**   Amounts adjusted to the effect of inflation in terms of NIS of December
     2003.